SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date August 26, 2008______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

 Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

1. Management Discussion & Analysis for the first quarter ended June 30, 2008

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: August 26, 2008

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

June 30, 2008

Management`s Discussion and Analysis

This Management Discussion and Analysis (MD&A) has been prepared to provide a meaningful understanding of Biotech Holdings Ltd.`s ("the Company") operations, performance and financial condition for the 3 months ended June 30, 2008. The following should be read in conjunction with the Company`s unaudited interim consolidated financial statements as well and related notes therein that are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should also be read in conjunction with the Company`s audited financial statements dated March 31, 2008.

Forward-looking Information

This MD&A contains certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Date

The date of this MD&A is August 25, 2008.

Discussion of Operations and Financial Condition

Operating Results

Revenues from the sale of Sucanon in the 3 months ended June 30, 2008 were $58,215 which resulted in a Gross Profit of $33,268. The revenues in the same 3 month period ended June 30, 2007 were $104,906 and the Gross Profit was $71,633. Management in Mexico attributes the reduction in sales to the downturn in the Mexican economy which had the highest inflation rate in three years. Higher food costs and more expensive fuel and public transport weighed on households. Management in Mexico has entered into negotiations with other retailers and government agencies to establish a larger customer base.

To assist the companies that have distribution agreements for Sucanon in other countries, the Company has been providing information to enable them in the registration process with the various governments.

Operating expenses totaled $243,230 (2007: $479,048) representing a decrease of $235,818 (49.2%) from the expenses incurred in the 3 months ended June 30, 2007.

Stock-based compensation decreased from $189,204 to $2,443 (a decrease of $186,761) due to the increase in the margin between the option price and the market price at the time of the option grant.

General, administrative and selling expenses decreased from $161,985 to $148,433 (a decrease of $13,552 or 8.4%). The main contributing factor to this decrease was a reduction in Communication, Travel and Promotion expenses.

Product marketing costs were significantly reduced from $60,596 to $14,017 in the comparative quarters.

Interest expense increased from $37,487 to $55,352 (an increase of $17,865 47.7%) due to increased borrowings from related parties over the year.

The loss for the quarter ended June 30, 2008 was $209,962 (2007: $407,415).

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

June 30, 2008

Management`s Discussion and Analysis

Liquidity and Capital Resources

The net loss for the quarter was $209,963 (2007: $407,415). After adding back items not involving cash (including amortization, stock-based compensation and accrued interest due to related parties), and changes in non-cash operating working capital items, operations used a total of $138,012 (2007: $185,571) in cash during the three-months ended June 30, 2008.

Financing activities provided $159,778 (2007: $201,017) in cash flow due to increases in amounts due to related parties. There was no change in Share Capital from April, 2006 to June 2007.

As a result cash increased $21,766 (2007: $15,446) in the three-month period. As at June 30, 2008, the working capital deficiency was $4,145,527 (June 30, 2007: $3,114,952).

The consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $32,889,935 and a Shareholders` Deficiency of $4,270,156 at June 30, 2008. These factors, among others, raise substantial doubt about the Company`s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company`s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management`s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company`s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

As June 30, 2008, the Company had cash and deposits totaling $36,620

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

June 30, 2008

Management`s Discussion and Analysis

Quarterly Comparison

The following table highlights the Company`s quarterly results from operations for the current and last two fiscal years:
	Quarter Ended	June 30, 08	Sept 30, 08	Dec 31, 08	Mar 31, 09	Total Year

	Revenues	$ 58,215				$ 58,215
	Cost of Sales	24,947				24,947
	Gross Profit	33,268				33,268
	General, Administrative
	and Selling Expenses	148,433				148,433
	Amortization	2,780				2,780
	Product Marketing Costs	14,017				14,017
	Professional Fees	12,848				12,848
	Interest Expense	55,352				55,352
	Office rent, utilities & Maintenance	12,216				12,216
	Stock-based compensation	2,443				2,443
	Foreign Exchange	(4,859)				(4,859)
	Total Operating Expenses	243,230				243,230
	Loss from Operations	(209,962)				(209,962)
	Profit (Loss) from Discontinued Operations	0				0
	Loss for the period	$(209,962)				$(209,962)
	Outstanding Common Shares	92,238,112				92,238,112
	Loss per share	(0.00)				(0.00)

	Quarter Ended	June 30, 07	Sept 30, 07	Dec 31, 07	Mar 31, 08	Total Year

	Revenues	$ 104,906	$ 83,845	$ 95,008	$ 86,660	$ 370,419
	Cost of Sales	33,273	30,031	38,844	48,363	150,511
	Gross Profit	71,633	53,814	56,164	38,297	219,908
	General, Administrative
	and Selling Expenses	161,985	177,620	153,243	226,107	718,955
	Amortization	3,193	3,193	3,193	3,193	12,772
	Product Marketing Costs	60,596	43,885	71,457	65,027	240,965
	Professional Fees	226	56,445	1,055	11,186	68,912
	Interest Expense	37,487	42,134	46,376	51,527	177,524
	Office rent, utilities & Maintenance	10,105	10,576	12,391	11,762	44,834
	Stock-based compensation	189,204	215,203	35,868	(88,598)	351,677
	Foreign Exchange	16,252	9,669	10,325	(25,814)	10,432
	Total Operating Expenses	479,048	558,725	333,908	254,390	1,626,071
	Loss from Operations	(407,415)	(504,911)	(277,744)	(216,093)	(1,406,163)
	Profit (Loss) from Discontinued Operations	0	0	0	0	0
	Loss for the period	$ (407,415)	$ (504,911)	$ (277,744)	$ (216,093)	$(1,406,163)
	Outstanding Common Shares	92,229,512	92,238,112	92,238,112	92,238,112	92,238,112
a	Loss per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.02)

	Quarter Ended	June 30, 06	Sept 30, 06	Dec 31, 06	Mar 31, 07	Total Year
	Revenues	$ 48,621	$ 22,881	$ 127,194	$137,899	$ 336,595
	Cost of Sales	23,897	19,586	28,653	39,612	111,748
	Gross Profit	24,724	3,295	98,541	98,287	224,847
	General, Administrative and Selling Expenses	126,114	160,805	146,977	198,067	631,963
	Amortization	127,981	136,899	132,439	39,127	436,446
	Product Marketing Costs	34,710	69,391	93,457	123,868	321,426
	Professional Fees	14,767	45,626	143	52,264	112,800
	Interest Expense	16,670	22,047	26,568	31,548	96,833
	Office rent, utilities & Maintenance	15,084	17,117	15,003	15,293	62,497
	Stock-based compensation	40,135	56,168	(30,338)	217,418	283,383
	Foreign Exchange	5,854	23,204	(13,369)	(2,201)	13,488
	Total Operating Expenses	381,315	531,257	370,880	675,384	1,958,836
	Loss from Operations	(356,591)	(527,962)	(272,339)	(577,097)	(1,733,989)
	Profit (Loss) from Discontinued Operations	0	0	0	199,094	199,094
	Loss for the period	(356,591)	(527,962)	(272,339)	(378,003)	(1,534,895)
	Outstanding Common Shares	92,229,512	92,229,512	92,229,512	92,229,512	92,229,512
	Loss per share	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

June 30, 2008

Management`s Discussion and Analysis

Discussion on the Quarterly Comparison Chart

Revenues from the sale of Sucanon in the quarter ended June 30, 2008 were $58,215 which were $46,691 (44.5%) lower than the $104,906 Revenues for the same quarter in 2007.

Revenues in the quarter ended June 30, 2008 were the third lowest in the 9 quarters presented in the above table. Management in Mexico attributes the reduction in sales to the downturn in the Mexican economy which had the highest inflation rate in three years. Higher food costs and more expensive fuel and public transport weighed on households. Management in Mexico has entered into negotiations with other retailers and government agencies to establish a larger customer base.

To assist the companies that have distribution agreements for Sucanon in other countries, the Company has been providing information to enable them in the registration process with the various governments.

Operating expenses for the quarter ended June 30, 2008 totaled $243,230 which were considerably less than the $448,113 average quarterly expenses incurred over the last two fiscal years. The expense categories with significant changes over the quarter ended June 30, 2007 are discussed under the title "Operating Results" on page 1 of this MD&A.

Related party transactions

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:
Management fees paid and accrued to an officer	$ 36,000
Salaries & Benefits	$ 46,302
Interest accrued on Notes Payable to related parties	$ 54,338
Services provided by Companies controlled by Insiders	$ 22,051

Ongoing related party associations:

The Company has ongoing relationships with the following related parties. The following related parties are controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley. These entities perform the following services to the Company and are party to the following agreements with the Company:

Secured Debt controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

The following notes bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company:

June 30, 2008

R Rieveley & Associates	$ 2,311,871
Wenroth Limited ("Wenroth")	17,014
InReg Corporation ("InReg")	121,353
Allburg Holdings ("Allburg")	147,400

The General Security Agreements mentioned above have been registered with the Personal Property Security Registry in Victoria, B.C. Once the respective loans are paid in full the registration becomes null and void.

#20 Seabright Holdings Ltd. indirectly finances the Company as it owns the shares of Allburg, InReg, and Wenroth making it the Company`s largest creditor. Additionally, #20 Seabright Holdings Ltd. is a secured creditor of the Company through its ownership of Allburg, InReg and Wenroth. The terms and amounts due to Allburg, InReg and Wenroth are described above.

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

June 30, 2008

Management`s Discussion and Analysis

Related Party Transactions (continued)

Transactions with Secured Creditors

In addition to interest charged on the above-mentioned notes, the Company had the following transactions with the secured creditors:

The Company retains the services of Mr. Rieveley through an employment agreement with R Rieveley & Associates. Management Fees paid to R Rieveley and Associates in the 3 months ended June 30, 2008 amounted to $36,000. During the 3 months ended June 30, 2008, R Rieveley & Associates advanced $135,000 to the Company.

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company`s Type II diabetes drug Sucanon make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by Allburg and the 25% amount earned by the non-controlling interest will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

Other companies controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

Notes payable to RCAR Investment Ltd., are unsecured, bear interest at the rate of 8% per annum compounded annually and due on demand. As of June 30, 2008 the Company owed RCAR $328,716.

Sucanon is manufactured on behalf of the Company by a private company controlled by R. Rieveley. The manufacturing process is performed by employees of the Company. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of June 30, 2008, the Company owed the private company $7,526.

First Choice Communications provides the Company with office space and computer services. Expenses paid to this company for services in the 3 months ended June 30, 2008 were $13,207.

Penne Investments Services Inc. ("Penne") provides financing to the Company via loans. As of June 30, 2008 the Company had no amounts owing to Penne.

Outstanding Share Data

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. On June 30, 2008 there were 92,238,112 common and 13,806,907 preferred shares issued and outstanding.

Stock Options

Stock Options Exercised in the Period

No stock options were exercised during the quarter ended June 30, 2008.

Stock Options Granted in the Period

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. The granted options are divided among officers and directors (1,340,000), employees (360,000) and consultants (138,600). All of the options have an exercise price of $.10 per share, vest October 31, 2008 and expire March 31, 2010.

In July, 2008 (subsequent to the quarter end), the Company announced that it had granted a total of 1,225,000 replacement options for 1,432,400 options which had expired or been cancelled. The granted options are divided among officers and directors (990,000), employees (40,000) and consultants (195,000). All of the options have an exercise price of $.10 per share, vest December 11, 2008 and expire July 10, 2010

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005.

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

June 30, 2008

Management`s Discussion and Analysis

Stock options outstanding as at June 30, 2008:

Outstanding Options
	Total	Directors
Exercise price and expiry date	Number	&	Employees	Consultants
	Outstanding	Officers

$0.10 USD Nov. 23, 2008	275,000		275,000
$0.11 Apr. 12, 2009	4,834,000	4,110,000	410,000	314,000
$0.10 Mar. 31, 2010	1,838,600	1,340,000	360,000	138,600

Outstanding as at June 30, 2008	6,947,600	5,450,000	1,045,000	452,600

A breakdown of outstanding options as at June 30, 2008 to Directors and Officers was as follows:
Grant Date	12-Apr-07	1-Apr-08	Total
Exercise Date	12-Oct-07	31-Oct-08
Expiry Date	12-Oct-09	31-Mar-10
Option Price	$0.11	$0.10

Cheryl Rieveley, Director	340,000	120,000	460,000
Gale Belding, Director	430,000	120,000	550,000
Johan de Rooy, Director	360,000	120,000	480,000
Art Cowie, Director	150,000	420,000	570,000
Robert Rieveley Director & CEO	2,660,000	500,000	3,160,000
Lorne Brown, CFO	170,000	60,000	230,000

Total	4,110,000	1,340,000	5,450,000

Private Placement and Warrants Granted and exercised in the period

No private placements or warrants were either granted or exercised during the quarter ended June 30, 2008.

Outstanding Warrants to Purchase Common Shares as of June 30, 2008

No Warrants to purchase Common Shares were outstanding as at June 30, 2008.

Recent Developments

In April, 2008, the Company announced that it had granted a total of 1,838,600 options allocated among officers, directors, employees and consultants. The granted options are divided among officers and directors (1,340,000), employees (360,000) and consultants (138,600). All of the options have an exercise price of $.10 per share, vest October 31, 2008 and expire March 31, 2010.

In July, 2008 (subsequent to the quarter end), the Company announced that it had granted a total of 1,225,000 replacement options for 1,432,400 options which had expired or been cancelled. The granted options are divided among officers and directors (990,000), employees (40,000) and consultants (195,000). All of the options have an exercise price of $.10 per share, vest December 11, 2008 and expire July 10, 2010

The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005.

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

June 30, 2008

Management`s Discussion and Analysis

Other MD&A Requirements

Directors as at June 30, 2008:

Robert B. Rieveley, C.E.O.

Gale V. Belding

Art Cowie (1)

Johan de Rooy, FCA(1)

Cheryl Rieveley

(1)Independent Director and member of the Audit Committee

Officers as at June 30, 2008:

Robert B Rieveley, Chief Executive Officer

Lorne D. Brown, Chief Financial Officer

Additional Information

Additional information relating to the Company may be obtained from the System for Electronic Document analysis and Retrieval ("SEDAR"), which may be accessed at www.sedar.com.